UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

_______________________

Bolt Technology Corp.

(Name of Issuer)

Common Stock, without par value

(Title of Class of Securities)

097698104

(CUSIP Number)

Stacey Seewald

Sandler Capital Management

711 Fifth Avenue, 15th Floor

New York, NY 10022

(212) 754-8100

(Name, Address and Telephone Number of

Person Authorized to Receive Notices

and Communications)

_______________________

April 17, 2008

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N07045102	Page 2 of 12 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Sandler Associates
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 52,450 shares SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 52,450 shares SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,450 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.61%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. N07045102	Page 3 of 12 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Sandler Associates II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 2,150 shares SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 2,150 shares SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,150 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.02%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. N07045102	Page 4 of 12 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Sandler Offshore Fund, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 16,850 shares SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 16,850 shares SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,850 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.20%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. N07045102	Page 5 of 12 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Sandler Plus Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 26,050 shares SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 26,050 shares SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,050 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.30%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. N07045102	Page 6 of 12 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Andrew Sandler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 134,600 shares SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 134,600 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 134,600 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.56%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. N07045102	Page 7 of 12 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Sandler Capital Management
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 134,600 shares SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 134,600 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 134,600 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.56%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. N07045102	Page 8 of 12 Pages

SCHEDULE 13D

Item 1.	Security and Issuer.

This Amendment No. 1 to Schedule 13D (this “Statement”) relates to the common stock, without par value (the “Common Stock”), of Bolt Technology Corp. (the “Issuer”). This Statement supplementally amends the initial statement on Schedule 13D, filed on February 22, 2008 (the "Initial Statement"), by the Reporting Persons (as defined herein). This Amendment No. 1 is being filed by the Reporting Persons to report that, as a result of recent transactions in the Common Stock, the beneficial ownership of each of the Reporting Persons has decreased by more than one percent of the outstanding shares of Common Stock of the Issuer and each of the Reporting Persons is no longer the beneficial owner of more than five percent of the outstanding Common Stock of the Issuer.

Item 2.	Identity and Background.

The information set forth in Item 2 of the Initial Statement remains unchanged.

Item 3.	Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.	Purpose of Transaction.

Not applicable.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Initial Statement is hereby amended and restated by deleting it in its entirety and substituting the following:

(a)        As of the date hereof, each of SA, SA II, SOF and SPF each own of record 52,450 shares of Common Stock, 2,150 shares of Common Stock, 16,850 shares of Common Stock, and 26,050 shares of Common Stock, respectively, or 0.61%, 0.02%, 0.20%, and 0.30%, respectively, of the Company’s issued and outstanding shares of Common Stock.

By virtue of the fact that SCM is the investment adviser to and is authorized and empowered to vote and dispose of the securities held by SA, SAII, SOF, SPF and various managed accounts, SCM may be deemed to share voting power and the power to direct the disposition of the shares of Common Stock which each owns of record. Accordingly, as of the date hereof, SCM may be deemed to own beneficially an aggregate of 134,600 shares of Common Stock or 1.56% of the Company’s issued and outstanding shares of Common Stock.

By virtue of the fact that Andrew Sandler is the portfolio manager of SA, SA II, SOF, SPF and various managed accounts and is authorized and empowered to vote and dispose of the securities held by SA, SA II, SOF, SPF and various managed accounts, Andrew Sandler may be deemed to share voting power and the power to direct the disposition of the shares of Common Stock which each owns of record. Accordingly, as of the date hereof, Andrew Sandler may be deemed to own beneficially an aggregate of 134,600 shares of Common Stock or 1.56% of the Company’s issued and outstanding shares of Common Stock.

CUSIP No. N07045102	Page 9 of 12 Pages

SCHEDULE 13D

(b)        SA has the sole power to direct the vote and the sole power to direct the disposition of the 52,450 shares of Common Stock that may be deemed to be owned beneficially by it. SA II has the sole power to direct the vote and the sole power to direct the disposition of the 2,150 shares of Common Stock that may be deemed to be owned beneficially by it. SOF has the sole power to direct the vote and the sole power to direct the disposition of the 16,850 shares of Common Stock that may be deemed to be owned beneficially by it. SPF has the sole power to direct the vote and the sole power to direct the disposition of the 26,050 shares of Common Stock that may be deemed to be owned beneficially by it. SCM has the shared power to direct the vote and the shared power to direct the disposition of the 134,600 shares of Common Stock that may be deemed to be owned beneficially by it. Andrew Sandler has the shared power to direct the vote and the shared power to direct the disposition of the 134,600 shares of Common Stock that may be deemed to be owned beneficially by him.

(c)        Except for the transactions listed on Schedule C hereto, to the knowledge of the Reporting Persons with respect to the persons named in response to paragraph (a), none of the persons named in response to paragraph (a) has effected any transactions in shares of Common Stock during the past 60 days.

(d)        No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

(e)        The Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock on April 17, 2008.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to the Issuer.

Not applicable.

Item 7.	Materials to be Filed as Exhibits.
Exhibit 7.01:	Joint Filing Agreement

CUSIP No. N07045102	Page 10 of 12 Pages

SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of July 15, 2008

SANDLER CAPITAL MANAGEMENT
By:	ALCR Corp., a general partner
By:	/s/ Moira Mitchell
Name: Moira Mitchell Title: President

SANDLER ASSOCIATES
By:	AMS SA LLC, a general partner
By:	/s/ Andrew Sandler
Name: Andrew Sandler Title: Manager

SANDLER ASSOCIATES II, L.P.
By:	AMS SA LLC, a general partner
By:	/s/ Andrew Sandler
Name: Andrew Sandler Title: Manager

SANDLER OFFSHORE FUND, INC.
By:	/s/ Steven Warshavsky
Name: Steven Warshavsky Title: Director

SANDLER PLUS MASTER FUND LTD.
By:	/s/ Steven Warshavsky
Name: Steven Warshavsky Title: Director
By:	/s/ Andrew Sandler
Name: Andrew Sandler

CUSIP No. N07045102	Page 11 of 12 Pages

SCHEDULE 13D

EXHIBIT 7.01

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Pioneer Companies Inc. and that this Agreement be included as an Exhibit to such statement.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement effective as of July 15, 2008.

SANDLER CAPITAL MANAGEMENT
By:	ALCR Corp., a general partner
By:	/s/ Moira Mitchell
Name: Moira Mitchell Title: President

SANDLER ASSOCIATES
By:	AMS SA LLC, a general partner
By:	/s/ Andrew Sandler
Name: Andrew Sandler Title: Manager

SANDLER ASSOCIATES II, L.P.
By:	AMS SA LLC, a general partner
By:	/s/ Andrew Sandler
Name: Andrew Sandler Title: Manager

SANDLER OFFSHORE FUND, INC.
By:	/s/ Steven Warshavsky
Name: Steven Warshavsky Title: Director

SANDLER PLUS MASTER FUND LTD.
By:	/s/ Steven Warshavsky
Name: Steven Warshavsky Title: Director
By:	/s/ Andrew Sandler
Name: Andrew Sandler

CUSIP No. N07045102	Page 12 of 12 Pages

SCHEDULE 13D

SCHEDULE C

Date of Transaction	Nature of Transaction (open market purchase or open market sale)	Number of securities	Price per share
2/27/2008	open market sale	2,000	$20.0367
3/05/2008	open market sale	5,400	$17.1103
3/12/2008	open market sale	5,200	$16.5340
3/26/2008	open market sale	12,000	$17.1439
3/31/2008	open market purchase	22,000	$18.4763
4/02/2008	open market sale	11,300	$18.6040
4/09/2008	open market sale	2,300	$19.4461
4/17/2008	open market sale	75,000	$23.7696
4/18/2008	open market sale	25,000	$23.4432
4/23/2008	open market sale	25,000	$19.2346
4/30/2008	open market sale	3,000	$18.2630
5/01/2008	open market sale	2,900	$17.8580
5/06/2008	open market sale	15,000	$19.1686
5/06/2008	open market sale	13,000	$19.2450
5/07/2008	open market sale	20,000	$19.2795
5/12/2008	open market sale	30,000	$19.8170
5/22/2008	open market sale	27,500	$20.2997
6/04/2008	open market sale	4,200	$19.9778
6/11/2008	open market sale	1,300	$19.8123
6/18/2008	open market sale	2,200	$23.5554
6/25/2008	open market sale	3,100	$22.8500
7/01/2008	open market purchase	5,800	$22.5600
7/02/2008	open market purchase	4,600	$23.2400
7/02/2008	open market sale	15,000	$22.6853
7/07/2008	open market sale	50,000	$20.1295